Exhibit 99.1

GERDAU S.A.	SEIVA S.A. Florestas e Indústrias
CNPJ/MF: 33.611.500/0001-19	CNPJ/MF: 87.043.832/0001-73
NIRE: 33300032266	NIRE: 43300002527

MATERIAL FACT

Gerdau S.A. and Seiva S.A. Florestas e Indústrias, pursuant to Instruction 358 issued by the Securities and Exchange Commission of Brazil (CVM) on January 3, 2002, as amended, in connection with the initiatives required to adjust Gerdau to the currently highly competitive scenario and simplify its processes and ownership structure, announce to their shareholders and the market that:

(i) Project Gerdau 2022: to capture greater strategic and operating synergies in the customer service operations for the South American, North American and Brazilian markets: (a) the operations in Mexico and the Joint Ventures in the Dominican Republic, Guatemala and Mexico will become part of the North America Business Operation, which is currently formed by the long steel operations in Canada and United States; (b) the South America Business Operation is being created, which will be formed by the long steel operations in Argentina, Chile, Colombia, Peru, Venezuela and Uruguay; (c) the Iron Ore operations will become part of the Brazil Business Operation, which is currently formed by the long and flat steel operations in Brazil and the metallurgical coal and coke operations in Colombia: (d) the Special Steel Business Operation will remain unchanged, which is formed by the special steel operations in Brazil, Spain, United States and India. The changes aforementioned will be presented in the 3Q15 results.

(ii) In another step of this process, the Boards of Directors of Gerdau S.A. and Seiva S.A. Florestas e Indústrias authorized their respective management to assess alternatives for merging into Gerdau S.A. the companies Seiva S.A. Florestas e Indústrias, Gerdau América Latina Participações S.A. and Itaguaí Comércio, Importação e Exportação Ltda., during the second half of 2015.

(iii) To enable the simplification and unify the interests in the closely held operating companies in Brazil at Gerdau S.A., with a view to the potential transformation of these companies, in the future, into wholly owned subsidiaries and/or their merger; consolidate the earning of dividends; and facilitate access to capital markets, the Board of Directors of Gerdau S.A. approved the acquisition of minority interests in the following companies:

	Number of Shares	Percentage of the Share Capital
Subsidiary	Acquired	of the Subsidiary Acquired
Gerdau Aços Longos S.A	9,569,182	4.77%
Gerdau Açominas S.A.	8,805,460	3.50%
Gerdau Aços Especiais S.A.	8,805,460	2.39%
Gerdau América Latina Participações S.A.	8,805,460	4.90%

These acquisitions of equity interests, in the aggregate amount of R$ 1,986 million, will enable Gerdau S.A. to hold more than 99% of the total capital of each of the subsidiaries and, once all conditions of the respective purchase agreements are fulfilled, will be paid as follows: (a) cash payment in the amount of R$ 339 million, using immediately available funds; (b) assignment and transfer of 30 million preferred shares of Gerdau S.A. (GGBR4), held in treasury, in the amount of R$ 206 million; (c) exchange of a share of a Non Standardized Credit Right Investment Fund, constituted and duly authorized to operate by the Securities and Exchange Commission of Brazil (“FIDC NP Barzel”), whose portfolio is formed by a single type of credit right owned by the Company arising from lawsuits claiming the collection of differences in the monetary restatement of the principal, compensatory interest, interest on arrears and other ancillary revenues owed by Eletrobrás — Centrais Elétricas Brasileiras S.A. as a result of the compulsory loan paid between 1977 and 1993 by industrial power consumers (“Credit Rights”), subscribed by the Company and paid-up, free of any burden or encumbrance, in the amount of R$ 802 million; and (d) installment payments due in 2016, 2017, 2019, 2021 and 2022, in the aggregate amount of R$ 639 million. In this context, the Board of Directors also approved the assignment of the Credit Rights to FIDC NP Barzel, as well as the exchange of the portion forming the price, as mentioned above.

Porto Alegre, July 14, 2015

Andre Pires de Oliveira Dias

Executive Vice President

Investor Relations Director